United States Securites and Exchange Commission


                        Washington, D.C.  20549

                              Form 12b-25

                         Notification of Late Filing


Check One:    Form 10-K     Form 20-F   X  Form 11-K    Form 10-Q  Form N-SAR

For Period Ended:  December 31, 1998


X  Transition Report on Form 11-K

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Audited Financials of 401K Foundations Retirement Plan
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Part I  Registrant Information

Cerner Corporation Foundations Retirement Plan
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2800 Rockcreek Parkway
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Kansas City, MO  64117
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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without, unreasonable effort or expense.


X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following ther prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III  Narrative

The Cerner Corporation Foundations Retirement Fund was unable to obtain all documentation from the third party plan administrator that were required for this filing in time to meet the filing deadline.

Part IV  Other Information

1)  Mary Blair        816-201-1593

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of The Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.

X Yes

3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statments to be included in the subject report of portion thereof?

X NO

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                      CERNER CORPORATION

              (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf byt the undersigned hereto duly authorized.


Date:  June 29, 1999                  By: Randy Sims
                                          Cheif Legal Council